

June 6, 2012

<u>Via E-mail</u>
Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

  Re: Alliance Data Systems Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 27, 2012
     Form 10-Q for the Quarterly Period Ended March 31, 2012
     Filed May 4, 2012
     File No. 001-15749

Dear Mr. Heffernan:

  We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Controls and Procedures</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 46</u>

1. In the last paragraph of this section, you indicate that there have been no "other" changes in your internal control over financial reporting during the quarter. Please explain to us the changes that were made, if any, and the consideration given to including a comprehensive description of the changes. Ensure that you clearly state in all future

quarterly and annual reports whether there were any such changes in your internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Credit Card Receivables, page F-9

2.   You indicate that cash flows associated with credit card receivables purchased with the intent to sell are included in cash flows from financing activities. Please tell us whether this disclosure is accurate as it appears that the activity is appropriately reflected within the statements of cash flows as an operating activity. We refer you to ASC 230-10-45-16 and 45-21.

Note 6. Credit Card Receivables, page F-16

3.   Tell us what consideration you gave to providing disclosures to clarify how you account for impaired loans (i.e., troubled debt restructuring). We refer you to ASC 310-10-35-16. In this regard, tell us why you believe that the disclosures outlined in ASC 310-10-50-7, 50-11C, 50-14A, and 50-15 are not necessary.

4.   We note that your ALLL rollforward included in the FFIEC for the Quarter Ended March 31, 2012 for World Financial Network Bank includes an adjustment for the change in liability for unfunded commitments for $15 million. Please describe your accounting policies for accounting for unfunded commitments. We refer you to ASC 310-10-50-9 and 50-10. In addition, tell us the amount of the liability for unfunded commitments that is included in the allowance account as of December 31, 2011 and March 31, 2012. Explain why you combine this liability with the allowance balance. We refer you to ASC 825-10-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief